(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 15, 2012

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Central Investment Portfolios II LLC (the Company):
Fidelity Inflation-Protected Bond Index Central Fund (the fund)
File No. 811-22083
Amendment No. 16

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the Company.

This filing contains the Part A and Part B for Fidelity Inflation-Protected Bond Index Central Fund, a new fund of the Company.

An effective date of February 15, 2012, is elected.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Steve Kavalek
Steve Kavalek
Legal Product Group